As filed with the Securities and Exchange Commission on February 11, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

42226B105

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.

Chief Executive Officer and President

Healthcare Trust, Inc.

650 Fifth Avenue, 30th Floor

New York, New York 10019

(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison, Suite 3800

Chicago, Illinois 60602

(312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$1,700,000(a)	$220.66(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, equals $129.80 per million dollars of the aggregate value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$220.66	Filing Party:	Healthcare Trust, Inc.

Form or Registration No.:	005-89596	Date Filed:	January 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2020 (as amended by this Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Healthcare Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 200,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $15.7 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $8.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to serve as a final amendment to the Schedule TO reporting the final results of the Offer. Only those items amended are reported in this Amendment No. 1.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information thereto:

“The Offer proration period and withdrawal rights expired at 11:59 p.m. Eastern Time, on February 7, 2020, and the Offer was not extended. The Company has been advised by the Depositary that a total 381,922.45 Shares were validly tendered and not validly withdrawn, except for tenders of odd lots, and, therefore, the Offer was oversubscribed. In accordance with the terms of the Offer, the Company has accepted for purchase 200,000 Shares at a purchase price equal to $8.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, except for tenders of odd lots, which were accepted in full, for a total cost of approximately $1.7 million, excluding fees and expenses relating to the Offer. Payment for the Shares purchased pursuant to the Offer commenced promptly. The Company has determined that the proration factor for the Offer, after giving effect to the priority of odd lots, is approximately 52.4% of the total number of Shares properly tendered and not properly withdrawn by all stockholders, except for tenders of odd lots. The Shares accepted for purchase in the Offer represent 0.2% of the issued and outstanding Shares as of December 31, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

Healthcare Trust, Inc.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer and President